Filed by Spartan Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: August 12, 2021

On August 12, 2021, Allego made the following social media post available, and a transcript of the interview is set forth below.

[Bloomberg Transcript – Mathieu Bonnet on Bloomberg Markets]

Matt Miller, Bloomberg

…a SPAC acquisition with Spartan Acquisition, that values the combined company at over $3 billion. The CEO of Allego joins us now Mathieu Bonnet, out of Menorca in Spain. Mathieu, thanks very much for your time today. Let me first ask, why go public via SPAC and what do you want to do with the funds?

Mathieu Bonnet, CEO of Allego

Happy to be there, Matt, first. Well, we have a great plan of investing in new charging stations, and when we studied the different options of funding and sustainable funding, we consider that the SPAC was the most efficient way to do that. And we wanted to have as well a very strong partner, knowledgeable in our industry, in EVs, that is a complex one, and with sustainability. So, we are delighted to be with the Spartan, the SPAC franchise of Apollo, and we are very keen to work with them.

Matt Miller, Bloomberg

So what kind of EV charging stations are you going to be deploying? I know you have a history in renewables, you founded an energy management platform, you also worked for one of the biggest hydro- energy companies in Europe. How is, how are your charging stations going to work?

Mathieu Bonnet, CEO of Allego

Okay, so what is important is to offer the best service to our customers, so we consider that most interesting segment is the fast and ultra-fast segment charging stations. We begin, eight years ago, and at that time we didn’t have the technology and the cars to withstand such big charge, it was slow charging, and but because of that we rolled out and we have a great experience in running our charging station. We own and we have more than 26,000 charging ports, but now we are focusing on rolling out fast and loose-dry-fast charging stations. You can charge, and you can fuel all your battery in 10-15 minutes, so that’s a great advantage for the future for the EV drivers.

Matt Miller, Bloomberg

So how long until these are on all of European highways? I mean the numbers sound high Mathieu, but I recently drove for example, from Berlin to Frankfurt in an electric vehicle that was very luxurious, but to be honest, really slow, because not only do you have to keep the speed down if you want to preserve the battery on the Autobahn, it’s taking me, you know, 45 minutes to an hour to charge it up.

Mathieu Bonnet, CEO of Allego

Well, that’s our plan. So, we want to be quick. And when we are ready to roll out 500 new big charging stations in the big countries in Europe, and mainly, Germany, France, UK, our strong market, and we expect just in five years to have more than, 16,000 fast and ultra-fast charging ports. So, it’s going to be massive. The demand is here and the supply will be there, but it takes some times, of course, because we are, it’s a new industry, and we need to have great connection, all these ancillary services but definitely, it will come.

Matt Miller, Bloomberg

I know Mathieu, that it’s not just the charging that can be problematic. Oftentimes, it’s making the charging stations work: they have to recognize your car, you’ve got to figure out a way to pay, it’s just not as easy as going to Shell or BP and tapping your phone on the tap. Is there a faster a better way to do that with Allego as well?

Mathieu Bonnet, CEO of Allego

Yeah, well that’s a very good point, Matt, because, indeed, it’s, it’s complex because we need to deal with different chargers, we need, we need to charge any cars, at our charging stations. You can charge any car from any brands, and you may, you make the, the EV drivers pay, and for that we have our app. But we see that we need to work with, with credit card as well and we need to offer a bunch of different payment, because when the customers, they have different ways to pay and we need to follow them with that. So, the technology is key and that’s the reason why we are developing our own proprietary software technology to manage all our charter and our payments, so it will work.

Matt Miller, Bloomberg

Mathieu, thank you so much for joining us. Mathieu Bonnet, the CEO of Allego recently gone public with SPAC, with the Apollo affiliated SPAC Spartan III.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (the “Company”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the New York Stock Exchange following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and will be contained in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Spartan, Allego or the Company, the transactions described herein or other matters and attributable to Spartan, Allego, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, the Company or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by the Company with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and the Company urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Spartan’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Spartan’s, the Company’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, the Company’s and Allego’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.